SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             INDEX OIL AND GAS INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    454084104
         --------------------------------------------------------------
                                 (CUSIP Number)

                                   Lyndon West
                            c/o Index Oil & Gas Ltd.
                       Lawrence House, Lower Bristol Road,
                          Bath BA2 9ET, United Kingdom

    ------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                January 20, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.

454084104

                                  SCHEDULE 13D

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CUSIP NO.  454084104                                PAGE 2 OF 5 PAGES
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1 NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(entities only)

Lyndon West, N/A
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)        (A) [ ]
                     (B) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS (See Instructions)

     OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM  2(d) or 2(e)

     [__]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED KINGDOM
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7  SOLE VOTING POWER

   5,060,379

  NUMBER OF     ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON
     WITH             5,060,379
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER

                      - 0 -
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,060,379
--------------------------------------------------------------------------------

                                                    ----------------
                                                    PAGE 3 OF 5 AGES
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES        (See Instructions) [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.14%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------


ITEM 1.     SECURITY AND ISSUER.

This Statement relates to common stock, $0.001 par value per share (the "Common Stock"), of INDEX OIL AND GAS INC. (the "Company"). The Company's principal executive office is located at 10000 Memorial Drive, Suite 440, Houston, Texas 77024.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This Statement is being filed by Lyndon West (the "Reporting Person").

(b) The business address of the Reporting Person is:

c/o Index Oil & Gas Ltd.
Lawrence House, Lower Bristol Road,
Bath BA2 9ET, United Kingdom

(c) The Reporting Person's present principal occupation is:

Chief Executive Officer of the Company.

(d) During the past five years, Mr. Lyndon West has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Lyndon West has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) The Reporting Person is a citizen of the United Kingdom.

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                                                    PAGE 4 OF 5 PAGES
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ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 3,951,442 shares of Common Stock and warrants to purchase 266,380 shares of Common Stock of the Company in exchange for the shares and warrants owned by the Reporting Person in Index Oil & Gas Ltd., a private company formed under the laws of the United Kingdom, as a result of the acquisition of all of the outstanding shares and warrants of Index Oil & Gas Ltd. ("Index UK") by the Company. The Reporting Person was also granted by the Company a bonus award in the form of 101,265 shares of common stock of the Company in consideration of Index UK reaching certain performance objectives and acquired 1,482,584 options to purchase shares of common stock of the Company, exercisable at $0.35 per share, pursuant to the Company's Stock Option Plan of which 741,292 options have vested as of the date of this Report.

ITEM 4.     PURPOSE OF TRANSACTION.

The Reporting Person entered into the above-described transaction to effect a sale of Index Oil & Gas Ltd. to the Issuer.

Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

a) The Company has a total of 54,240,552 shares of Common Stock issued and outstanding as of January 20, 2006. The Reporting Person is presently the beneficial owner of 5,060,379 shares of Common Stock, which includes warrants entitling the Reporting Person upon exercise to acquire 266,380 shares of Common Stock and 741,292 stock options to purchase shares of Common Stock exercisable at $0.35 per share, amounting to an aggregate beneficial ownership percentage of 9.14% of the issued and outstanding Common Stock.

(b) The Reporting Person has the sole power to vote, or to direct the vote of 5,060,379 shares of Common Stock and sole power to dispose of, or to direct the disposition of 5,060,379 shares of Common Stock.

(c) The Reporting Person acquired the shares on January 20, 2006 in exchange for his investment in Index Oil & Gas Ltd, as a bonus award granted by the Company and pursuant to the Company's Stock Option Plan.

(d) Not applicable.

(e) Not applicable.

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                                                    PAGE 5 OF 5 PAGES
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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

None.


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      March 20, 2006




                                    /s/ Lyndon West
                                    ------------------------------
                                    By:  Lyndon West
                                    Title: Chief Executive Officer